Exhibit 99.1
TowerJazz Announces Receipt of $25 Million of Binding Orders
From Institutional Investors to Expand its Existing Series F
Bonds in a Private Offering

Migdal Ha’Emek, Israel, October 23, 2012– TowerJazz, the global specialty foundry leader, announced today that it received binding orders from Israeli institutional investors for approximately $25 million (approximately NIS95 million) through a private offering for the expansion of its existing Series F bonds, originally issued in 2010, maturing in two equal installments in December 2015 and December 2016. The newly issued Series F bonds will form a single series together with the currently outstanding Series F bonds.

Each bond was priced in the offering at NIS 0.925, reflecting a two percent discount to its closing price of NIS 0.947 on the TASE on October 22, 2012. The bonds carry an interest rate of 7.8 percent per annum and may be converted into ordinary shares at a conversion ratio of NIS 38.21 par value (approximately $10) of bonds to one ordinary share, reflecting a 20% premium over the company’s closing price on NASDAQ on October 22, 2012. The issuance of the bonds is subject to the receipt of the approval of the TASE for the listing of the bonds for trade on the TASE. To the extent issued, the sale and/or transfer of the bonds are subject to the limitations on resale of securities set forth in the Israeli Securities Law of 1968 and the regulations promulgated thereunder applicable to private placements, including a restriction on resales during the first six months, and limited resales thereafter.

The Series F Bonds are being offered in Israel only, and are not registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the securities.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits with geometries ranging from 1.0 to 0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower and/or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contacts
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 noitle@towersemi.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com